Filed by MISCOR Group, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MISCOR Group, Ltd.

Commission File No.: 000-52380

Today we announced that Miscor Group, Ltd. has signed a definitive agreement to be acquired by Integrated Electrical Services, Inc. (“IES”). This agreement represents an exciting opportunity to partner with an organization in IES that has strong financial resources, a nationwide presence and long-term commitment to its customers, employees and shareholders.

Who is IES?

IES is a publically traded infrastructure services company with over 2,500 employees that enjoys leading positions in a broad range of markets for electrical and communications products and services in the United States. IES generates over $450 million in annual revenue and is organized in three principal businesses:

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Communications – Headquartered in Tempe, Arizona, IES’ Communications division is a nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations.

•	Residential – Headquartered in Stafford, TX, IES’ Residential division is a regional provider of electrical installation services for single-family housing and multi-family apartment complexes.

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Commercial & Industrial – IES’ C&I division is headquartered in Houston, TX and is a provider of electrical design, construction, and maintenance services to the commercial and industrial markets in various regional markets and nationwide in certain areas of expertise, such as the power infrastructure market.

IES’ divisions are served by a corporate shared service center in Houston, TX. IES’ executive office is located in Greenwich, CT. More information is available on their website: www.ies-corporate.com

What Does This Mean for You?

We do not anticipate any operational changes due to the change in ownership. Our parent company, MISCOR Group, Ltd., will essentially become a new stand-alone subsidiary company of IES, and our operating companies – Magnetech Industrial Services, Inc. and HK Engine Components, LLC – will continue on with their same business names as subsidiary companies of the combined entity. Our shareholders will have the option to either exchange their shares for shares of IES (using a specified exchange ratio) or accepting cash for each of their shares (estimated to be between $1.48 per share and $1.57 per share, with a minimum share price of $1.415, depending upon the company’s debt levels between now and closing).

We are optimistic about our prospects and our current business plan and are excited to take advantage of some of IES’ complementary business units that can enhance the pursuit of our goals. We have a terrific company with strong financial results, and a great team that will remain in place upon the merger with IES.

As we go through this process, we will continue to focus on our current responsibilities, particularly our focus on the customer and project execution. Taking care of our customers’ needs and providing exemplary project execution has never been more important.

What’s Next?

We expect to close the transaction by the middle of 2013. As such, when essential information becomes available, we will update you. If you have any questions please speak with Jim DePew, Marc Valentin, or me. As always, if you receive any inquiries from investors, the media or other third parties, please forward them to Trish Abruzzi.

Before, during and after this transaction, it will be business as usual – delivering outstanding value to our customers will remain our priority. We will operate as we always have and we look forward to continuing our goal of delivering the highest quality products and services they have come to expect from MISCOR. I look forward to updating you as we complete this transaction

Mike Moore

Important Information for Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy and securities or a solicitation of any vote or approval. In connection with the proposed Merger, Integrated Electrical Services, Inc. (“IES”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of IES and MISCOR that also will constitute a prospectus of IES regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IES AND MISCOR ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IES, MISCOR AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of IES and MISCOR seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by IES and MISCOR with the SEC at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements or other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for additional information on its public reference room.

The joint proxy statement/prospectus and such other documents (relating to IES) may also be obtained from IES for free (when available) from IES’ web site at www.ies-corporate.com or by directing a request to: Integrated Electrical Services, Inc., 5433 Westheimer Road, Suite 500, Houston, Texas 77056, Attention: Investor Relations, or by phone at (713) 860-1500. The joint proxy statement/prospectus and such other documents (relating to

MISCOR) may also be obtained from MISCOR for free (when available) from MISCOR’s web site at www.miscor.com or by directing a request to: MISCOR Group, Ltd., 800 Nave Rd., SE, Massillon, Ohio 44646, Attention: Investor Relations, or by phone at (330) 830-3500. Information on our website or any other website is not incorporated by reference herein.

Participants in the Solicitation

IES, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from IES’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

MISCOR, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from MISCOR’s stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect IES’ and MISCOR’s expectations regarding future events. The forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of IES, MISCOR and the combined company could differ materially from those described in these statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving IES and MISCOR, including future financial and operating results, accretion to IES’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s business strategy, plans, market and other expectations, objectives, intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the inability to consummate the merger; the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the merger; difficulties and delays in obtaining consents and approvals that are conditions to the completion of the merger; the ability of IES and MISCOR to enter into, and the terms of, future contracts; the impact of governmental laws and regulations; the adequacy of sources of liquidity; the ability of IES to retain certain employees key to the ongoing success of the combined company and the availability of other skilled personnel; the effect of litigation, claims and contingencies; the inability to carry out plans and strategies as expected; future capital expenditures and refurbishment, repair and upgrade costs; delays in refurbishment and upgrade projects; the sufficiency of funds for required capital expenditures, working capital and debt service; liabilities under laws and regulations protecting the environment; and the impact of purchase accounting. Additional factors that may affect future results are contained in IES’ and MISCOR’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. IES and MISCOR disclaim any duty to update and revise statements contained in these materials based on new information or otherwise.